

Mail Stop 4628

August 13, 2018

Via E-mail
Stephen Kaufer
Chief Executive Officer and President
TripAdvisor, Inc.
400 1st Avenue
Needham, MA 02494

>   **Re: TripAdvisor, Inc.**
>   **10-K for Fiscal Year Ended December 31, 2017**
>   **Filed February 21, 2018**
>   **File No. 001-35362**

Dear Mr. Kaufer:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1.   In a letter to the staff dated January 12, 2016, you discussed the availability on your website of certain travel information and services relating to Sudan and Syria. You also acknowledged revenue associated with Sudan and Syria. Your website currently provides information and services regarding hotels and restaurants in those countries, and also in North Korea. North Korea, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.

Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea, and any such contacts with Sudan and Syria since your 2016 letter, including contacts with their governments, whether through subsidiaries, affiliates, partners, customers or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance

        Linda C. Frazier
        Vice President and Associate General Counsel
        TripAdvisor, Inc.